ALTEGRIS PORTFOLIO MANAGEMENT, INC.

September 27, 2013

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              Altegris Winton Futures Fund, L.P.
Form 10-K for fiscal year ended December 31, 2012
Filed April 1, 2013
File No. 0-53348

Dear Mr. Woody

We thank you for your comment letter of August 29, 2013, relating to the 2012 Annual Report on Form 10-K for Altegris Winton Futures Fund, L.P. (File No. 000-53348) (the “Registrant”), an amendment to which is currently in review by Registrant's auditors and which Registrant anticipates filing with the Commission during the week of October 1, 2013.  For your convenience of reference, the Staff’s comments are set forth verbatim below, together with Registrant’s responses thereto.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business, page 3

1.  In future periodic filings, please disclose that your general partner is controlled by an entity whose ultimate parent is Genworth Financial, Inc. and that such company’s financial statements are of public record.  If continued to be accurate, you may provide ancillary disclosure that your general partner is not reliant on Genworth Financial, or any of its direct or indirect subsidiaries to which the Partnership is related, to provide operating capital.

Registrant included the requested disclosure in Note 1 (A. General Description of the Partnership) to the financial statements filed with Registrant's quarterly report on Form 10-Q for the period ended June 30, 2013.  As disclosed on Form 8-K, filed with the Commission on September 6, 2013, Genworth Financial, Inc. completed the sale of its wealth management business, including its 100% indirect ownership of the Registrant's general partner (the "Transaction") on August 30, 2013.  As a result of the Transaction, Registrant's general partner is now indirectly owned by AqGen Liberty Holdings LLC ("AqGen"), an entity owned and controlled by (i) private equity funds managed by Aquiline Capital Partners LLC and its affiliates ("Aquiline"), and by Genstar Capital Management, LLC and its affiliates ("Genstar"), and (ii) certain senior management of Registrant's general partner and its affiliates.  In future periodic filings, Registrant proposes to make the following disclosure in notes to its financial statements:

The General Partner is controlled by AqGen Liberty Holdings LLC ("AqGen"), an entity owned and controlled by (i) private equity funds managed by Aquiline Capital Partners LLC and its affiliates ("Aquiline"), and by Genstar Capital Management, LLC and its affiliates ("Genstar"), and (ii) certain senior management of the Partnership's general partner and its affiliates.  Aquiline is a private equity firm located in New York, New York, and Genstar is a private equity firm located in San Francisco, California.  Neither AqGen nor any of its beneficial owners has committed itself to increase or maintain the General Partner's capital or provide any direct or indirect financial support to the General Partner, and the General Partner is not reliant on AqGen, its direct or indirect subsidiaries or its beneficial owners to provide it with operating capital.

Item 9A. Controls and Procedures, page 25

2.  In light of your failure to provide the audit report related to the fiscal year ended December 31, 2010 from your former registered independent public accounting firm, as well as your omission of the principal executive and principal financial officers’ certification pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

Altegris Portfolio Management, Inc., Registrant's general partner ("APM, Inc."), has designed disclosure controls and procedures which the management of APM, Inc. believes to be reasonable and appropriate to the nature of the business of Registrant —a privately offered commodity pool offering monthly subscriptions and redemptions.  APM, Inc. management believes that the standard for effective controls is something less than absolute assurance that the objectives of the controls will be achieved.  This belief is supported by statements of the Commission (Securities Act Release No. 33-8238 (June 5, 2003)), statements of the Commission’s Division of Corporation Finance (Office of the Chief Accountant, Division of Corporation Finance: Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004); Staff Statement on Management’s Report on Internal Control Over Financial Reporting (May 16, 2005)) and statements of other authorities (e.g., the Committee of Sponsoring Organizations of the Treadway Commission and the Public Company Accounting Oversight Board) that controls providing reasonable assurance are appropriate.

At the time of its review APM, Inc. management did not detect deficiencies that would lead management to conclude that the design and operation of APM, Inc.'s disclosure controls and procedures were not effective, and the omission of the audit report for Fiscal Year 2010 and the omission of the 13a-14(a)/15d-14(a) certification were strictly inadvertent human error.  APM, Inc. management personnel have discussed these omissions with personnel within APM, Inc. involved in the preparation of Registrant's periodic reports, as well as with outside service providers participating in the production of those reports, with a view to reducing the possibility of similar errors occurring in the future.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

3.  Please amend your filing to include the audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

Registrant anticipates filing an amended filing during the week of October 1, 2013, which will contain the identified report.

Item 15. Exhibits, Financial Statement Schedules, page 31

Exhibits

Exhibit 31.01 Rule 13a-14(a)/15d-14(a) Certification

4.  Please amend your filing to provide the omitted certifications from your principal executive and principal financial officers required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.  Refer to Item 601(b)(31) of Regulation S-K.

Registrant anticipates filing an amended filing during the week of October 1, 2013, which will contain the identified certifications.

_____________________________________

Registrant acknowledges the following with respect to Amendment No. 1 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, anticipated to be filed with the Commission during the week of October 1, 2013, in connection with this correspondence.

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Matthew C. Osborne Matthew C. Osborne Executive Vice President Altegris Portfolio Management, Inc. General Partner of Registrant